PRICER

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PRESS RELEASE

from Pricer AB (publ) February 22, 2005

Pricer delivers new ESL platform with pixel based electronic shelf labels

Pricer, a global leader in Electronic Shelf Labeling for retail, is launching a new wireless display platform at Euroshop that will support wireless in-store marketing needs for years to come. The C² Platform is a key element in the company's global business strategy of delivering to its portfolio of integrated retail clients the best tools to enhance their store efficiency and competivity.

The new platform allows retailers to move into very complex pricing scenarios and test new display techniques. Also, the C² Platform enables Pricer to develop further advanced display solutions with its division PIER, a joint venture with its Japanese partner Ishida inaugurated in 2003, including products that are based on electronic paper and dot matrix technologies. These technologies are in their early stages but have already proven themselves well suited for wireless shelf edge needs by their low energy consumption, wide angle view by way of paper-like customer communication and lightweight, enabling large signage.

"With the C² Platform we've taken a substantial leap forward in our global strategy to deliver superior shelf edge pricing and information tools to Pricer customers, no matter where they are in the world, no matter where they are in their automation process," says Jan Forssjö, CEO and President, Pricer AB. "We expect this technology platform to be the first step in the long awaited standardization of this fragmented industry."

Select customers in Japan, Europe and the United States will be the first to benefit from the new platform. Pricer's industry leading platform, PromoLine, encompassing the key foundations of C², namely capacity and autonomy, will remain the mainstay product for 2005 into 2006 for most retailers delivering the full pricing and stock shelf edge solution they need today. These clients will then be able to migrate seamlessly, in part or completely, from level to level, with their existing architecture to the C² Platform in the coming years as their pricing scenarios become more and more complex and as pixel based display is more generally adopted.

Over the next several years, Pricer customers will migrate to enhanced versions of the company's C² Platform. "C² confirms our ability to provide retail with today's and tomorrow's wireless display solutions, and to take the customer shopping experience and store productivity to another level," says Charles Jackson, Vice President Sales and Marketing, Pricer AB.

Pricer has chosen the symbol of C² from Einstein's theory of relativity to brand this platform. "Capacity, or speed, made possible by Pricer's proprietary infra red technology, will always be one of the fundamental issues, and this symbol along with the fact 2005 is the centennial for his famous theory just fit our spirit perfectly," added Charles Jackson.